Exhibit 99.1

Consolidated financial statements of

Almaden Minerals Ltd.

For the year ended December 31, 2014 and 2013

Almaden Minerals Ltd.
December 31, 2014 and 2013

Table of contents

Report of Independent Registered Public Accounting Firm.........................................................	1-2

Consolidated statements of financial position................................................................................	3

Consolidated statements of comprehensive loss…………...........................................................	4

Consolidated statements of cash flows...........................................................................................	5

Consolidated statements of changes in equity..............................................................................	6

Notes to the consolidated financial statements.............................................................................	7-40

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Almaden Minerals Ltd.

We have audited the accompanying consolidated financial statements of Almaden Minerals Ltd., and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, and consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Almaden Minerals Ltd. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

Chartered Accountants
Vancouver, Canada
March 30, 2015

Almaden Minerals Ltd.
Consolidated statements of financial position
(Expressed in Canadian dollars)
	December 31,	December 31,
	2014	2013

	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 15)	8,172,598	11,994,773
Accounts receivable and prepaid expenses (Note 4)	413,880	445,122
Marketable securities (Note 5)	853,123	1,058,661
Inventory (Note 6)	274,768	274,768
	9,714,369	13,773,324

Non-current assets
Investment in associate (Note 7)	2,675,000	9,447,497
Exploration and evaluation assets deposit (Note 10(e)(vi))	-	138,929
Reclamation deposit (Note 3(m))	34,548	33,264
Contingent shares receivable (Note 8)	69,600	44,700
Property, plant and equipment (Note 9)	880,371	1,103,070
Exploration and evaluation assets (Note 10)	28,644,758	24,447,149
	32,304,277	35,214,609
TOTAL ASSETS	42,018,646	48,987,933

LIABILITIES
Current liabilities
Trade and other payables	542,578	1,097,158

Non-current liabilities
Deferred income tax liability (Note 16)	1,839,482	-
Total Liabilities	2,382,060	1,097,158

EQUITY
Share capital (Note 11)	87,083,931	81,151,042
Reserves (Note 11)	11,005,757	10,210,168
Deficit	(58,453,102)	(43,470,435)
Total Equity	39,636,586	47,890,775
TOTAL EQUITY AND LIABILITIES	42,018,646	48,987,933

Commitments (Note 17)

The accompanying notes are an integral part of these financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 30, 2015.
They are signed on the Company's behalf by:

/s/Duane Poliquin	/s/Mark T. Brown
Director	Director

Almaden Minerals Ltd.
Consolidated statements of comprehensive loss
(Expressed in Canadian dollars)
	Years Ended December 31,
	2014	2013	2012

	$	$	$
Revenue
Interest income	175,955	165,474	173,302
Other income	78,036	54,958	125,865
	253,991	220,432	299,167
Expenses (income)
Impairment of exploration and evaluation assets	2,570,664	371,038	1,268,856
General and administrative expenses (Note 21)	2,489,108	2,154,278	2,330,965
(Income) loss on exploration and evaluation assets (Note 13)	(55,111)	716,006	(47,500)
General exploration expenses	592,105	707,542	969,470
Share-based payments	565,800	381,950	1,716,250
	6,162,566	4,330,814	6,238,041
Operating loss	(5,908,575)	(4,110,382)	(5,938,874)

Other (loss) income
(Loss) income from investment in associate (Note 7)	(135,209)	(818,889)	86,963
Impairment of marketable securities (Note 5)	(405,903)	(1,274,743)	(3,856,819)
Impairment of investment in associate (Note 7)	(6,637,288)	-	-
Gain (loss) on fair-value of contingent share receivable (Note 8)	24,900	(193,500)	(424,500)
(Loss) gain on sale of marketable securities	(42,220)	19,509	12,275
Gain on sale of property, plant and equipment	-	-	3,051
Foreign exchange (loss) gain	(38,890)	21,396	(120,473)
Loss before income taxes	(13,143,185)	(6,356,609)	(10,238,377)
Deferred income tax expense (Note 16)	(1,839,482)	-	-

Net loss for the year	(14,982,667)	(6,356,609)	(10,238,377)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit
or loss
Net change in fair value of available for sale financial
assets, net of tax of nil	239,515	(84,585)	(2,341,238)
Reclassification adjustment relating to available for sale
financial assets included in net income (loss),
net of tax of nil	42,413	(5,763)	4,334,680
Other comprehensive income (loss) for the year	281,928	(90,348)	1,993,442

Total comprehensive loss for the year	(14,700,739)	(6,446,957)	(8,244,935)

Basic and diluted net loss per share (Note 14)	(0.23)	(0.10)	(0.17)

The accompanying notes are an integral part of these financial statements.

Almaden Minerals Ltd.
Consolidated statements of cash flows
(Expressed in Canadian dollars)
			Years ended December 31,
	2014	2013	2012

	$	$	$
Operating activities
Net loss for the year	(14,982,667)	(6,356,609)	(10,238,377)
Items not affecting cash
Deferred income tax expense	1,839,482	-	-
Loss (gain) on investment in associate	135,209	818,889	(86,963)
Depreciation	245,639	303,390	325,995
Loss (gain) on sale of marketable securities	42,220	(19,509)	(12,275)
(Gain) loss on fair value of contingent shares receivable	(24,900)	193,500	424,500
Impairment of marketable securities	405,903	1,274,743	3,856,819
Loss (income) on exploration and evaluation assets	-	716,006	(47,500)
Impairment of exploration and evaluation assets	2,570,664	371,038	1,268,856
Impairment of investment in associate	6,637,288	-	-
Share-based payments	565,800	381,950	1,716,250
Gain on sale of property, plant and equipment	-	-	(3,051)
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	31,242	651,833	(423,223)
Trade and other payables	(554,580)	36,329	495,732
Net cashed used in operating activities	(3,088,700)	(1,628,440)	(2,723,237)
Investing activities
Exploration and evaluation assets deposit	138,929	-	-
Reclamation deposit	(1,284)	-	96,500
Net proceeds from sale of marketable securities	39,343	22,565	4,435,757
Property, plant and equipment
Purchases	(22,940)	(95,986)	(395,018)
Proceeds	-	-	7,143
Mineral properties
Costs	(6,768,273)	(8,253,489)	(7,407,896)
Proceeds on disposal	-	127,420	30,000
Net cash used in investing activities	(6,614,225)	(8,199,490)	(3,233,514)
Financing activity
Issuance of shares, net of share issue costs	5,880,750	5,335,295	1,260,000
Net cash from financing activity	5,880,750	5,335,295	1,260,000

Net cash outflows	(3,822,175)	(4,492,635)	(4,696,751)
Cash and cash equivalents, beginning of year	11,994,773	16,487,408	21,184,159
Cash and cash equivalents, end of year	8,172,598	11,994,773	16,487,408
Supplemental cash and cash equivalents information - Note 15

The accompanying notes are an integral part of these financial statements.

Almaden Minerals Ltd.
Consolidated statements of changes in equity
(Expressed in Canadian dollars)

	Share capital			Reserves
			Equity settled		Available-for-
	Number of		employee		sale financial	Total
	shares	Amount	compensation	Warrants	assets	reserves	Deficit	Total
		$	$		$		$	$
Balance, January 1, 2012	59,122,321	73,353,977	8,536,473	176,741	(1,851,570)	6,861,644	(26,875,449)	53,340,172
Shares issued for cash on exercise of stock options	600,000	1,260,000	-	-	-	-	-	1,260,000
Fair value of share options transferred to share capital
on exercise of options	-	624,000	(624,000)	-	-	(624,000)	-	-
Share-based payments	-	-	1,716,250	-	-	1,716,250	-	1,716,250
Total comprehensive loss for the year	-	-	-	-	1,993,442	1,993,442	(10,238,377)	(8,244,935)
Balance, December 31, 2012	59,722,321	75,237,977	9,628,723	176,741	141,872	9,947,336	(37,113,826)	48,071,487
Shares issued for cash on exercise of stock options	220,000	223,550	-	-	-	-	-	223,550
Fair value of share options transferred to share capital
on exercise of options	-	136,650	(136,650)	-	-	(136,650)	-	-
Share-based payments	-	-	381,950	-	-	381,950	-	381,950
Private placements and other	4,386,000	5,015,365	-	-	-	-	-	5,015,365
Finder's warrant issued pursuant to private placement	-	-	-	107,880	-	107,880	-	107,880
Shares issued pursuant to property acquisition agreement	250,000	537,500	-	-	-	-	-	537,500
Total comprehensive loss for the year	-	-	-	-	(90,348)	(90,348)	(6,356,609)	(6,446,957)
Balance, December 31, 2013	64,578,321	81,151,042	9,874,023	284,621	51,524	10,210,168	(43,470,435)	47,890,775
Shares issued for cash on exercise of stock options	150,000	121,500	-	-	-	-	-	121,500
Fair value of share options transferred to share capital
on exercise of options	-	67,500	(67,500)	-	-	(67,500)	-	-
Shares issued pursuant to private placement	4,000,000	5,743,889	-	-	-	-	-	5,743,889
Finder's warrant issued pursuant to private placement	-	-	-	15,361	-	15,361	-	15,361
Share-based payments	-	-	565,800	-	-	565,800	-	565,800
Total comprehensive loss for the year	-	-	-	-	281,928	281,928	(14,982,667)	(14,700,739)
Balance, December 31, 2014	68,728,321	87,083,931	10,372,323	299,982	333,452	11,005,757	(58,453,102)	39,636,586

The accompanying notes are an integral part of these financial statements.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

1.           Nature of Operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002.  The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation properties in Canada, US and Mexico.  The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing new mineral projects and has not yet determined whether these projects contain economically recoverable mineral reserves.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.           Basis of Presentation

(a)           Statement of Compliance with International Financial Reporting Standards

These consolidated financial statements have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

(b)           Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2014.

(c)            Functional currency

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar.

(d)            Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these judgements and estimates.  The consolidated financial statements include judgements and estimates which, by their nature, are uncertain.  The impacts of such judgements and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

2.            Basis of Presentation (Continued)

(d)            Significant accounting judgments and estimates (continued)

Significant assumptions about the future and other sources of judgements and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o
The assessment that the Company has significant influence over the investment in Gold Mountain Mining Corporation (“Gold Mountain”) (Note 7) which results in the use of  the equity accounting method for accounting for this investment.  In making their judgement, management considered its percentage ownership, the composition of the Board of Directors of Gold Mountain, the common directors and management between Gold Mountain and the Company and the intercompany transactions and relationship with Gold Mountain and concluded that significant influence exists.

o
The analysis of the functional currency for each entity of the Company.  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

o
The determination that the carrying amount of the Tuligtic Project will be recovered through use rather than sale (Note 16).  In making this determination, management considered the likelihood of completing the Company’s planned spin out transaction (Note 22) taking into account all legal, regulatory and business requirements to affect the planned spin-out transaction.

Estimates

o	The recoverability of accounts receivable which is included in the consolidated statements of financial position;

o	The carrying value of the marketable securities and the recoverability of the carrying value which are included in the consolidated statements of financial position;

o
The carrying value of investments, and the estimated annual gains or losses recorded on investments from income and dilution, and the recoverability of the carrying value which are included in the consolidated statements of financial position;

o
The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of comprehensive loss;

o	The value of the exploration and development costs which is recorded in the consolidated statements of financial position;

o	The inputs used in accounting for share option expense in the consolidated statements of comprehensive loss;

o
The provision for income taxes which is included in the consolidated statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statements of financial position at December 31, 2014;

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

2.            Basis of Presentation (Continued)

(d)           Significant accounting judgments and estimates (continued)

o	The inputs used in determining the various commitments and contingencies disclosed in the consolidated statement of financial position;

o	The assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;

o	The estimated fair value of contingent share payments receivable in the event that Gold Mountain achieves some or all of the specified resource and production levels described in Note 8(a);

o	The estimated fair value of contingent share payments receivable in the event that Goldgroup Mining Inc. achieves some or all of the specified resource and production levels described in Note 8(b).

3.           Significant Accounting Policies

(a)           Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:
	Jurisdiction	Nature of operations

Almaden America Inc.	USA	exploration company
Republic Resources Ltd.	Canada	service company
Puebla Holdings Inc.	Canada	holding company
Ixtaca Precious Metals Inc.	Canada	holding company
Pangeon Holdings Ltd.	Canada	holding company
Almaden de Mexico, S.A. de C.V.	Mexico	exploration company
Minera Gavilan, S.A. de C.V.	Mexico	exploration company
Compania Minera Zapata, S.A. de C.V.	Mexico	exploration company
Minera Gorrion, S.A. de C.V.	Mexico	exploration company
Minera Alondra, S.A. de C.V.	Mexico	holding company

Investments where the Company has the ability to exercise significant influence are accounted for using the equity method.  Under this method, the Company’s share of the investee’s earnings or losses is included in operations and its investments therein are adjusted by a like amount.  Dividends received from these investments are credited to the investment. The Company’s 38.8% interest in Gold Mountain is accounted for using the equity method.

The Company accounts for its interest in the jointly controlled ATW project by recognizing its share of the jointly controlled assets classified according to the nature of the assets.

Inter-company balances and transactions, including unrealised income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.  Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee.  Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

3.              Significant Accounting Policies (Continued)

(b)           Foreign currencies

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions.  At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(c)           Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives including contingent shares receivable, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in net loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.  The Company classifies its cash and cash equivalents and accounts receivable as “loans and receivables”.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in net loss.

Available for sale - Non-derivative financial assets not included in the above categories and which include marketable securities are classified as available for sale. They are carried at fair value with changes in fair value recognized directly in other comprehensive income and equity. Where a decline in the fair value of an available for sale financial asset constitutes objective evidence of significant or prolonged decline in value, the amount of the loss is removed from equity and recognized in net loss.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

3.           Significant Accounting Policies (Continued)

(c)           Financial instruments (continued)

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in net income (loss).

Other financial liabilities - This category includes promissory notes, amounts due to related parties and trade and other payables, all of which are recognized at amortized cost.

(d)           Cash, cash equivalents and short-term investments

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.  Short-term investments include money market instruments with terms to maturity exceeding ninety days.

(e)           Inventory

Inventory is valued at the lower of the average cost and estimated net realizable value.

(f)           Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated annually on a declining-balance basis at the following rates:

Automotive equipment	30%
Furniture and fixtures	20%
Computer hardware and software	30%
Geological library	20%
Field equipment	20%
Leasehold improvements	Over the term of the lease
Drill equipment	20%

(g)           Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty.  The following specific recognition criteria must also be met before revenue is recognized:

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

3.             Significant Accounting Policies (Continued)

(g)           Revenue recognition (continued)

Interest income
Revenue is recognized as interest accrues (using the effective interest rate, that is, the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Other income
Revenue from other income consists of office rental and contract exploration services provided to third parties and are recognized upon completion of the services for which the measurement of the consideration can be reasonably assured and the ultimate collection is reasonably assured.

(h)           Exploration and evaluation

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims to which the Company has rights and crediting all proceeds received for farm-out arrangements or recovery of costs against the cost of the related claims.  Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of an impairment.

The Company considers the following facts and circumstances in determining if it should test exploration and evaluation assets for impairment:

(i)	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.

(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned.

(iii)
exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

(iv)
sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation assets is unlikely to be recovered in full from successful development or by sale.

An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm-out of the property result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.  General exploration costs in areas of interest in which the Company has not secured rights are expensed as incurred.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

3.              Significant Accounting Policies (Continued)

(h)           Exploration and evaluation (continued)

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Expenditures are transferred to mining properties and leases or assets under construction once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and the work completed to date supports the future development of the property.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

All capitalized exploration and evaluation expenditure is monitored for indications of impairment.

Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.  Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

(i)	Impairment of property, plant and equipment and intangible assets

Property, plant and equipment and finite life intangible assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount. Impairment is recognized immediately as additional depreciation. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal is recognized as a reduction in the depreciation charge for the period.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

3.              Significant Accounting Policies (Continued)

(j)                      Income taxes

Deferred tax is recorded using the liability method, recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit.  Deferred tax assets are recognized for all deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.  Deferred tax assets and liabilities are not recognized if temporary differences arise from goodwill or from the initial recognition (other than a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interest in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates that have been substantively enacted by the end of the reporting period.  The measurement of deferred tax liabilities and assets reflect the tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities at the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax liabilities and assets on a net basis.

Current and deferred income tax expense or recovery are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity in the current or prior periods, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

Any premium paid for flow-through shares in excess of market value of those shares without the flow-through feature is recorded as other liabilities at the time of issue and recognized as a component of tax recovery at the time the qualifying expenditures are made.

(k)            Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants.  The board of directors grants such option for periods of up to five years, with vesting periods determined at the sole discretion of the board and at prices equal to the volume weighted average price for the five days immediately preceding the date the options were granted.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

3.	Significant Accounting Policies (Continued)

(k)            Share-based payments (continued)

The fair value of the options is measured at the date the options are granted, using the Black-Scholes option pricing model, and is recognized over the period that the employees earn the options.  The fair value is recognized as an expense with a corresponding increase in equity settled employee compensation reserve.  The amount recognized as expense is adjusted to reflect the number of share options expected to vest.

(l)             Share capital

Proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company, in addition to the proportionate amount of reserves originally created at the issuance of the stock options or warrants.  Share capital issued for non-monetary consideration is valued at the closing market price at the date of issuance.  The proceeds from the issuance of units are allocated between common shares and common share purchase warrants based on the residual value method.  Under this method, the proceeds are allocated to common shares based on the fair value of a common share at the announcement date of the unit offering and any residual remaining is allocated to common share purchase warrants.

(m)           Reclamation and closure cost obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of exploration and evaluation assets.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has $12,500 (2013 - $12,500) of reclamation deposits held with the Ministry of Mines should any other reclamation and closure cost obligations arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in British Columbia and $22,048 (2013 - $20,764) of reclamation deposits held with the State of Nevada should any asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in Nevada.

When the Company enters into an option agreement on its exploration and evaluations assets, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

3.              Significant Accounting Policies (Continued)

(n)           Net loss per share

The Company presents the basic and diluted net loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted net loss per share is determined by adjusting the net loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(o)       Application of new and revised accounting standards effective January 1, 2014

The Company has evaluated the following new and revised IFRS standards and has determined there to be no material impact on the consolidated financial statements upon adoption:

•	IFRIC 21 – Levies
•	Amendments to IAS 32 - Financial Instruments: Presentation
•	Amended standard IFRS 2 Share-based Payment - The amendment to IFRS 2 re-defines the definition of “vesting condition.”
•
Amended standard IFRS 3 Business Combinations - The amendment to IFRS 3 provides further clarification on the accounting treatment for contingent consideration, and provides a scope exception for joint ventures.

•
Amended standard IFRS 8 Operating Segments - The amendments to IFRS 8 provides further clarification on the disclosure required for the aggregation of segments and the reconciliation of segment assets.

•	Amended standard IFRS 13 Fair Value Measurement - The amendment to IFRS 13 provides further details on the scope of the portfolio exception.
•	Amended standard IAS 16 Property, Plant and Equipment - The amendment to IAS 16 deals with the proportionate restatement of accumulated depreciation on revaluation.
•	Amended standard IAS 24 Related Party Disclosures - The amendment to IAS 24 deals with the disclosure required for management entities.
•	Amended standard IAS 38 Intangible Assets - The amendment to IAS 38 deals with the proportionate restatement of accumulated depreciation on revaluation.

(p)       Future accounting standards

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) but not yet effective as at December 31, 2014.  The Company intends to adopt these standards and interpretations when they become effective.  The Company does not expect these standards to have an impact on its consolidated financial statements. Pronouncements that are not applicable to the Company have been excluded from those described below.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

3.              Significant Accounting Policies (Continued)

(p)       Future accounting standards (continued)

The following are the accounting standards issued but not yet effective, as of January 1, 2015.

(i)	Effective for annual periods beginning on or after January 1, 2015:
Amended standard IFRS 7 Financial Instruments: Disclosures - The amendments to IFRS 7 outline the disclosures required when initially applying IFRS 9 Financial Instruments.

(ii)	Effective for annual periods beginning on or after January 1, 2017:
New standard IFRS 15 Revenue from Contracts with Customers - IFRS 15 provides guidance on how and when revenue from contracts with customers is to be recognized, along with new disclosure requirements in order to provide financial statement users with more informative and relevant information.

(iii)	Effective for annual periods beginning on or after January 1, 2018:
New standard IFRS 9 Financial Instruments - Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement.  The mandatory effective date has been removed from the standard and will only be replaced when all sections of the standard have been completed.

The Company has not early adopted these new and amended standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

4.             Accounts Receivable and Prepaid Expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,
	2014	2013
Accounts receivable	$342,270	$346,492
Excise tax receivable	-	39,538
Allowance for doubtful accounts	(79,485)	(79,485)
Prepaid expenses	151,095	138,577
	$413,880	$445,122

At December 31, 2014, the Company has recorded value added taxes of $378,819 (2013 - $944,897) in exploration and evaluation assets as the value added tax relates to certain projects and will be recovered when the assets are sold.

5.             Marketable Securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Marketable securities are designated as available for sale and valued at fair value.  Unrealized gains and losses due to year end revaluation to fair value, other than those determined to be other than significant or prolonged losses are recorded as other comprehensive income or loss.  During the year ended December 31, 2014, the Company determined that $405,903 (2013 - $1,274,743; 2012 - $3,856,819) of unrealized loss recorded in available for sale financial assets was a result of significant or prolonged losses.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

6.              Inventory

Inventory consists of 1,597 ounces of gold which is valued at the lower of average cost of mining and estimated net realizable value.  The market value of the gold at December 31, 2014 is $2,200,086 (2013 - $2,005,251).

7.             Investment in Associate

Gold Mountain Mining Corporation

On July 26, 2011, the Company closed an Asset Sale Agreement under which Gold Mountain acquired 100% of the Elk gold deposit in Merritt, British Columbia and Almaden retains a 2% NSR (“Net Smelter Return”) royalty in the project.  Under the terms of the agreement, Almaden received 35 million common shares of Gold Mountain and recorded a gain on sale in the amount of $4,122,166 and management’s best estimate of the fair value of the contingently issuable shares of $144,000 as described in Note 8(a).  Concurrent with the transaction, Almaden sold 8.25 million common shares of Gold Mountain to third parties at $0.355 per share for gross proceeds of $2,928,750 resulting in no gain or loss on sale and now holds 26.75 million common shares of Gold Mountain representing a 38.8% interest.  Upon completion of the transaction, Duane Poliquin (Chairman and Director of Almaden) and Morgan Poliquin (CEO and Director of Almaden) became directors of Gold Mountain.

Almaden is accounting for this investment using the equity method as the Company has determined that significant influence exists.  Almaden has recorded its equity share of Gold Mountain’s loss during the year ended December 31, 2014 in the amount of a loss of $135,209 (2013 - $818,889 loss; 2012 – $86,963 income).  At year ended December 31, 2014, the Company wrote down its investment in associates to its fair value and recorded impairment charges of $6,637,288 (2013 - $Nil; 2012 - $Nil) as the decline in value was considered significant and prolonged as at December 31, 2014.

The continuity of the Company’s investment in associate for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012
Balance, beginning of year	$9,447,497	$10,266,386	$10,179,423
Company’s share of net loss	(135,209)	(818,889)	86,963
Impairment	(6,637,288)	-	-
Balance, end of year	$2,675,000	$9,447,497	$10,266,386

During the year ended December 31, 2014, the Company charged Gold Mountain $Nil (2013 - $Nil; 2012 - $352,674) for expenditures relating to the Elk project and IP services undertaken on behalf of Gold Mountain.  These amounts were valued at the exchange amount agreed to by the parties. The following table summarizes the financial information of Gold Mountain for its year ended December 31, 2014 and 2013:
	2014	2013
Current assets	$3,085,070	$2,606,837
Non-current assets	$27,661,031	$28,529,408
Current liabilities	$40,827	$51,923
Non-current liabilities	$1,664,608	$1,694,901
Revenue	$9,953	$51,141
Loss	$379,047	$341,483

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

8.             Contingent Shares Receivable

(a)           Gold Mountain Mining Corporation

As part of the Asset Sale Agreement with Gold Mountain, Almaden received an additional 2 million common shares held in escrow subject to the following conditions:

i.	1,000,000 common shares upon the establishment of one million ounces of measured or indicated reserves of gold on the property; and

ii.	1,000,000 common shares upon the establishment of an additional one million ounces of measured and indicated reserves of gold on the property.

Any bonus shares not released from escrow within five years will be cancelled.  The Company has recorded a contingent share receivable of $15,000 (2013 - $13,500) based on management’s best estimate of the fair value of the common shares as at December 31 , 2014 and a gain on fair value adjustment of $1,500 (2013 - $76,500; 2012 - $54,000) in the statements of comprehensive loss during the year ended December 31, 2014.

(b)           Goldgroup Mining Inc.

On October 14, 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. (“Goldgroup”).  The Company retains in its Mexican subsidiary an undivided 1.5% NSR in Caballo Blanco.  In consideration, Goldgroup paid to Almaden cash consideration of US$2.5 million and issued 7 million of its common shares.  An additional 7 million common shares will be issued to Almaden under the following conditions:

i.	1,000,000 common shares upon commencement of commercial production on the Caballo Blanco project,

ii.	2,000,000 common shares upon measured and indicated resources including cumulative production reaching 2,000,000 ounces of gold,

iii.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 5,000,000 ounces of gold, and

iv.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 10,000,000 ounces of gold.

On December 24, 2014, Goldgroup sold Caballo Blanco to Timmins Gold Corp (“Timmins”).  If Timmins achieves the above conditions, management believes that the bonus common shares will continue to be payable from Goldgroup.

The Company has recorded a contingent share receivable of $54,600 (2013 - $31,200) based on management’s best estimate of the fair value of the common shares as at December 31, 2014 and a gain on fair value adjustment in the statements of comprehensive loss during the year ended December 31, 2014 of $23,400 (2013 - $117,000 loss; 2012 - $370,500 loss).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

9.	Property, Plant and Equipment

	Automotive equipment	Furniture and fixtures	Computer hardware	Computer software	Geological library	Field equipment	Leasehold improvements	Drill equipment	Total
	$	$	$	$	$	$	$	$	$
Cost
December 31, 2013	541,260	139,195	330,090	214,812	65,106	452,110	27,181	1,534,988	3,304,742
Additions	-	-	13,039	513	-	9,388	-	-	22,940
Disposals	-	-	-	-	-	-	-	-	-
December 31, 2014	541,260	139,195	343,129	215,325	65,106	461,498	27,181	1,534,988	3,327,682

Accumulated depreciation
December 31, 2013	418,088	127,816	288,001	146,856	58,976	312,233	27,181	822,521	2,201,672
Disposals	-	-	-	-	-	-	-	-	-
Depreciation	36,951	2,276	14,582	20,464	1,226	27,647	-	142,493	245,639
December 31, 2014	455,039	130,092	302,583	167,320	60,202	339,880	27,181	965,014	2,447,311

Carrying amounts
December 31, 2013	123,172	11,379	42,089	67,956	6,130	139,877	-	712,467	1,103,070
December 31, 2014	86,221	9,103	40,546	48,005	4,904	121,618	-	569,974	880,371

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

9.	Property, Plant and Equipment (Continued)

	Automotive equipment	Furniture and fixtures	Computer hardware	Computer software	Geological library	Field equipment	Leasehold improvements	Drill equipment	Total
	$	$	$	$	$	$	$	$	$
Cost
December 31, 2012	532,095	139,195	326,995	204,417	65,106	420,402	27,181	1,493,365	3,208,756
Additions	9,165	-	3,095	10,395	-	31,708	-	41,623	95,986
Disposals	-	-	-	-	-	-	-	-	-
December 31, 2013	541,260	139,195	330,090	214,812	65,106	452,110	27,181	1,534,988	3,304,742

Accumulated depreciation
December 31, 2012	367,264	124,971	270,627	119,960	57,444	281,227	27,181	649,608	1,898,282
Disposals	-	-	-	-	-	-	-	-	-
Depreciation	50,824	2,845	17,374	26,896	1,532	31,006	-	172,913	303,390
December 31, 2013	418,088	127,816	288,001	146,856	58,976	312,233	27,181	822,521	2,201,672

Carrying amounts
December 31, 2012	164,831	14,224	56,368	84,457	7,662	139,175	-	843,757	1,310,474
December 31, 2013	123,172	11,379	42,089	67,956	6,130	139,877	-	712,467	1,103,070

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

10.	Exploration and Evaluation Assets

	Tuligtic	El Cobre	ATW	Willow	Other Properties	Total
Exploration and evaluation assets	$	$	$	$	$	$
Acquisition costs Opening balance (December 31, 2013)	1,232,765	47,261	46,451	148,254	13,045	1,487,776
Additions	1,137,914	-	-	-	1,015	1,138,929
Impairment of deferred acquisition costs	-	-	(46,450)	(148,253)	(1,016)	(195,719)
Closing balance (December 31, 2014)	2,370,679	47,261	1	1	13,044	2,430,986
Deferred exploration costs
Opening balance (December 31, 2013)	19,131,734	1,315,226	1,423,530	700,688	388,195	22,959,373
Costs incurred during the year:
Drilling and related costs	1,448,003	-	-	-	-	1,448,003
Professional/technical fees	267,219	43,628	-	-	19,186	330,033
Claim maintenance/lease cost	248,142	58,321	23,712	25,956	117,640	473,771
Geochemical, metallurgy	387,705	735	-	-	19,056	407,496
Technical studies	1,112,037	-	-	-	-	1,112,037
Travel and accommodation	377,900	6,260	-	-	7,255	391,415
Geology, geophysics, exploration	812,043	27,272	-	-	89,054	928,369
Supplies and misc.	14,236	5,285	72	-	6,545	26,138
Reclamation, environmental	129,108	-	-	-	-	129,108
Water exploration	4,155	-	-	-	-	4,155
Value-added tax	355,442	-	-	-	23,377	378,819
Impairment of deferred exploration costs	-	-	(1,447,314)	(726,644)	(200,987)	(2,374,945)
	5,155,990	141,501	(1,423,530)	(700,688)	81,126	3,254,399
Closing balance (December 31, 2014)	24,287,724	1,456,727	-	-	469,321	26,213,772
Total exploration and evaluation assets	26,658,403	1,503,988	1	1	482,365	28,644,758

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

10. Exploration and Evaluation Assets (Continued)
	Tuligtic	El Cobre	ATW	Willow	Other Properties	Total
Exploration and evaluation assets	$	$	$	$	$	$
Acquisition costs Opening balance (December 31, 2012)	231,059	45,599	46,451	148,254	205,108	676,471
Additions	1,001,706	1,662	-	-	513,264	1,516,632
Proceeds from options	-	-	-	-	(317,420)	(317,420)
Proceeds received from options on exploration and evaluation assets in excess (deficiency) of cost- reclassified to loss	-	-	-	-	(387,896)	(387,896)
Impairment of deferred acquisition costs	-	-	-	-	(11)	(11)
Closing balance (December 31, 2013)	1,232,765	47,261	46,451	148,254	13,045	1,487,776
Deferred exploration costs
Opening balance (December 31, 2012)	12,331,526	1,107,394	1,407,365	677,626	409,068	15,932,979
Costs incurred during the year:
Drilling and related costs	2,052,023	87,882	-	-	-	2,139,905
Professional/technical fees	738,760	25,584	-	1,597	65,280	831,221
Claim maintenance/lease costs	229,926	49,318	15,550	21,465	403,709	719,968
Geochemical, metallurgy	1,478,443	30,585	-	-	37,452	1,546,480
Travel and accommodation	305,115	1,609	-	-	3,187	309,911
Geology, exploration	841,065	4,740	531	-	153,701	1,000,037
Supplies and misc.	34,632	-	84	-	9,349	44,065
Geophysical, geosciences	61,933	-	-	-	-	61,933
Reclamation, environmental	39,983	8,114	-	-	1,745	49,842
Water exploration	129,228	-	-	-	-	129,228
Value added tax	889,100	-	-	-	55,797	944,897
Recoveries	-	-	-	-	(16,956)	(16,956)
Proceeds from options	-	-	-	-	(35,000)	(35,000)
Proceeds received from options on exploration and evaluation assets in excess (deficiency) of cost reclassified to loss	-	-	-	-	(328,110)	(328,110)
Impairment of deferred exploration costs	-	-	-	-	(371,027)	(327,027)
	6,800,208	207,832	16,165	23,062	(20,873)	7,026,394
Closing balance (December 31, 2013)	19,131,734	1,315,226	1,423,530	700,688	388,195	22,959,373
Total exploration and evaluation assets	20,364,499	1,362,487	1,469,981	848,942	401,240	24,447,149

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

10.          Exploration and Evaluation Assets (Continued)

The following is a description of the Company’s most significant property interest and related spending commitments:

(a)	Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

(b)           El Cobre

During 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property located in Veracruz, Mexico to Goldgroup.  As part of the sale, Goldgroup transferred to Almaden its 40% interest in the El Cobre property. The Company owns a 100% interest in the El Cobre property.

(c)           ATW

The Company has a net 66.2% interest in this diamond property in the Northwest Territories, Canada through its 50% ownership of shares in ATW Resources Ltd. which holds the mineral claim.  Given that no further expenditures are planned, the company recorded a write-down in 2014 of $1,493,764 (2013 - $Nil; 2012: $Nil) to a carrying value of $1.

(d)           Willow

In 2007, the Company acquired a 100% interest in the Willow property in Nevada, U.S.A. by staking.  Given that no further expenditures are planned, the Company recorded a write-down in 2014 of $874,897 (2013 - $Nil; 2012 - $Nil) to a carrying value of $1.

(e)           Other

(i)	Nicoamen River
The Company staked and acquired a 100% interest in the Nicoamen River property located in the southern interior region of British Columbia, Canada.

(ii)	Skoonka Creek
The Company has a 34.14% interest in the Skoonka Creek gold property located northeast of Lytton, British Columbia, Canada.  The Company recorded a write-down in 2014 of $Nil (2013 - $8,077; 2012 - $Nil).

(iii)	Merit
The Company acquired by staking a 100% interest in the Merit property.  During 2010, the Company entered into an Option Agreement with Sunburst Explorations Inc. (“Sunburst”) to earn a 60% interest subject to certain terms and conditions.  Sunburst terminated the Option Agreement in 2013.  The Company recorded a write-down in 2014 of $109,734 (2013 – $5,697; 2012 – income of $5,000).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

10.              Exploration and Evaluation Assets (Continued)

(e)       Other (Continued)

(iv)             San Jose
The Company purchased a 100% interest in the San Jose claim.  The Company recorded a write-down in 2014 of $427 (2013 - $24,676; 2012 - $56,283).

(v)             Yago & BP
In 2013, the Yago and BP properties were vended along with several others (Black Jack Springs property in Nevada and the Mezquites, San Pedro and Llano Grande properties in Mexico) to Tarsis Resources Ltd. (“Tarsis”) for 4 million shares of Tarsis and a 2% NSR royalty.  In addition, Tarsis must issue an additional 200,000 shares to the Company for each new property acquired within the area of influence and a further 800,000 shares upon the first time disclosure of a mineral resource on each and any of the new properties.  In 2013, the Company’s carrying value of the properties was $438,530 resulting in a loss of $218,532 as reported in Note 13.

(vi)            Matehuapil
During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim.  In 2008 the purchase price was paid outright.  A bond in the amount of $138,929 (“Mineral Property Deposit”) to pay for the purchase of an NSR royalty was required to remain in place until the NSR was purchased.  The company abandoned the claims in 2013 and the bond was released on June 3, 2014.

(vii)           Caldera
The Company acquired a 100% interest in the Caldera property by staking.  The Company recorded a write-down in 2014 of $35,846 (2013 - $102,021; 2012 - $485,693).

(viii)          Other write-downs of interest in exploration and evaluation assets
The Company wrote down its interest in other exploration and evaluation assets in aggregate by $55,996 at year ended December 31, 2014 (2013 - $190,984; 2012 – $343,739).

11.	Share Capital and Reserves

(a)	Authorized share capital

At December 31, 2014, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

11.	Share Capital and Reserves (Continued)

(b)	Details of private placement and other issues of common shares in 2014 and 2013

On August 1, 2014, the Company closed a non-brokered private placement by the issuance of 4,000,000 units at a price of $1.50 per unit for gross proceeds to the Company of $6,000,000 less share issue costs of $256,111.  Each unit consists of one common share and one-half of one non-transferrable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share at a price of $2.00 per common share until August 1, 2015.  A finder’s fee of $107,400 in cash and finder’s warrants to purchase up to 48,000 common shares at a price of $1.50 per common share until August 1, 2015 was paid on a portion of the placement.  The fair value of the finder’s warrants of $15,361 was estimated using the Black-Scholes option pricing model with the following assumptions: Risk-free interest rate – 1.0%; Expected life – 1 year; Expected volatility – 49.30%; and Expected dividend yield – 0%.  In connection with the private placement, the company also incurred $133,350 share issue costs.  The proceeds of the private placement were allocated to share capital and nil value to the warrants under the residual value method.

On November 28, 2013, the Company issued 10,000 common shares at a deemed value of $1.15 per share as a payment to modify the Caballo Blanco royalty agreement.

On July 17, 2013 the Company completed a non-brokered private placement of 4,376,000 units at a price of $1.25 per unit for gross proceeds of $5,470,000 less share issue costs of $458,996.  Each unit consists of one common share and one non-transferable common share purchase warrant.  Each warrant allows the holder to purchase one common share at a price of $1.50 per common share until January 17, 2015 and, thereafter, at a price of $1.80 per common share until July 17, 2016.  The proceeds of the private placement were allocated to share capital and nil value to the warrants under the residual value method.

A finder’s fee of $232,500 in cash and finder’s warrants to purchase up to 186,000 common shares at a price of $1.50 per common share until July 17, 2016 was paid on a portion of the placement.  The fair value of the finder’s warrants of $107,880 was allocated to share capital and reserves for warrants.  The Company paid other share issue costs of $118,616.

On February 22, 2013, the Company issued 250,000 common shares at a deemed value of $2.15 per share pursuant to a property acquisition agreement on the Tuligtic project.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

11.	Share Capital and Reserves (Continued)

(c)	Warrants

The continuity of warrants for the years ended December 31, 2014, 2013 and 2012 are as follows:

Expiry date	Exercise Price	December 31, 2013	Granted	Exercised	Expired/ cancelled	December 31, 2014
July 17, 2016*	$ 1.50	4,376,000		-	-	4,376,000
July 17, 2016	$ 1.50	186,000				186,000
August 1, 2015	$ 1.50		48,000			48,000
August 1, 2015	$ 2.00		2,000,000			2,000,000
		4,562,000	2,048,000	-	-	6,610,000
Weighted average
exercise price		$ 1.50	$ 1.99	-	-	$1.65

*
Exercise price is increased to $1.80 per share if the warrants are not exercised by January 17, 2015.  Since these warrants were not exercised by January 17, 2015, the exercise price has increased to $1.80 per share.

Expiry date	Exercise Price	December 31, 2012	Granted	Exercised	Expired/ cancelled	December 31, 2013
July 17, 2016*	$ 1.50	-	4,376,000	-	-	4,376,000
July 17, 2016	$ 1.50	-	186,000	-	-	186,000
			4,562,000		-	4,562,000
Weighted average
exercise price			$ 1.50		-	$ 1.50

No warrants were granted nor exercised during the year ended December 31, 2012.  There were no warrants outstanding at December 31, 2012.

The weighted average fair value of warrants granted during the years ended December 31, 2014 and 2013 calculated using the Black-Scholes model at issue date, are as follows:

Weighted average assumptions used
Number of warrants	Date of issue	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
48,000	August 1, 2014	$ 0.32	1.00%	1	49.30%	$Nil
186,000	July 17, 2013	$ 0.58	1.39%	3	55.95%	$Nil

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

11.	Share Capital and Reserves (Continued)

(d)  Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2014, the Company had reserved 587,832 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant. The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the years ended December 31, 2014, 2013 and 2012 vested on the date granted. The continuity of stock options for the years ended December 31, 2014, 2013 and 2012 are as follows:

Expiry date	Exercise price	December 31, 2013	Granted	Exercised	Expired/cancelled	December 31, 2013
May 4, 2014	$2.18	65,000	-	-	(65,000)	-
July 13, 2014	$1.96	170,000	-	-	(170,000)	-
November 22, 2014	$2.53	60,000	-	-	(60,000)	-
November 25, 2014	$0.81	150,000	-	(150,000)	-	-
January 4, 2015	$1.14	970,000	-	-	-	970,000
February 22, 2015	$2.26	20,000	-	-	-	20,000
April 25, 2015	$1.67	25,000	-	-	-	25,000
June 21, 2015	$1.00	140,000	-	-	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	75,000	-	-	-	75,000
May 6, 2016	$1.51	-	65,000	-	-	65,000
June 8, 2016	$3.29	2,270,000	-	-	-	2,270,000
July 14, 2016	$1.56	-	150,000	-	-	150,000
August 15, 2016	$2.93	150,000	-	-	-	150,000
October 10, 2016	$1.40	-	150,000	-	-	150,000
May 4, 2017	$2.18	225,000	-	-	-	225,000
June 8, 2017	$2.25	75,000	-	-	-	75,000
September 11, 2017	$2.63	500,000	-	-	-	500,000
November 22, 2017	$2.53	100,000	-	-	-	100,000
April 4, 2018	$1.98	90,000	-	-	-	90,000
June 18, 2018	$1.66	250,000	-	-	-	250,000
January 2, 2019	$1.19	-	375,000	-	-	375,000
July 2, 2019	$1.50	-	150,000	-	-	150,000
Options outstanding and exercisable		5,840,000	890,000	(150,000)	(295,000)	6,285,000
Weighted average
exercise price		$2.38	$1.36	$0.81	$2.12	$2.29

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

11.	Share Capital and Reserves (Continued)

(d) Share purchase option compensation plan (continued)

Expiry date	Exercise price	December 31, 2013	Granted	Exercised	Expired/cancelled	December 31, 2013
March 17, 2013	$2.35	40,000	-	(25,000)	(15,000)	-
April 12, 2013	$2.36	25,000	-	-	(25,000)	-
December 29, 2013	$0.68	125,000	-	(125,000)	-	-
May 4, 2014	$2.18	65,000	-	-	-	65,000
July 13, 2014	$1.96	170,000	-	-	-	170,000
November 22, 2014	$2.53	60,000	-	-	-	60,000
November 25, 2014	$0.81	150,000	-	-	-	150,000
January 4, 2015	$1.14	1,040,000	-	(70,000)	-	970,000
February 22, 2015	$2.26	-	20,000	-	-	20,000
April 25, 2015	$1.67	-	25,000	-	-	25,000
June 21, 2015	$1.00	140,000	-	-	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	125,000	-	-	(50,000)	75,000
June 8, 2016	$3.29	2,320,000	-	-	(50,000)	2,270,000
August 15, 2016	$2.93	200,000	-	-	(50,000)	150,000
May 4, 2017	$2.18	250,000	-	-	(25,000)	225,000
June 8, 2017	$2.25	75,000	-	-	-	75,000
September 11, 2017	$2.63	500,000	-	-	-	500,000
November 22, 2017	$2.53	100,000	-	-	-	100,000
April 4, 2018	$1.98	-	90,000	-	-	90,000
June 18, 2018	$1.66	-	250,000	-	-	250,000
Options outstanding and exercisable		5,890,000	385,000	(220,000)	(215,000)	5,840,000
Weighted average exercise price		$2.39	$1.77	$1.02	$2.77	$2.38

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

11.	Share Capital and Reserves (Continued)

(d)  Share purchase option compensation plan (continued)

Expiry date	Exercise price	December 31, 2011	Granted	Exercised	Expired / cancelled	December 31, 2012
March 25, 2012	$3.90	45,000	-	-	(45,000)	-
September 10, 2012	$2.32	500,000	-	(500,000)	-	-
November 1, 2012	$2.72	60,000	-	-	(60,000)	-
November 15, 2012	$2.68	100,000	-	-	(100,000)	-
December 13, 2012	$4.30	25,000	-	-	(25,000)	-
March 17, 2013	$2.35	40,000	-	-	-	40,000
April 12, 2013	$2.36	-	25,000	-	-	25,000
December 29, 2013	$0.68	125,000	-	-	-	125,000
May 4, 2014	$2.18	-	65,000	-	-	65,000
July 13, 2014	$1.96	-	170,000	-	-	170,000
November 22, 2014	$2.53	-	60,000	-	-	60,000
November 25, 2014	$0.81	150,000	-	-	-	150,000
January 4, 2015	$1.14	1,040,000	-	-	-	1,040,000
June 21, 2015	$1.00	240,000	-	(100,000)	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	125,000	-	-	-	125,000
June 8, 2016	$3.29	2,320,000	-	-	-	2,320,000
August 15, 2016	$2.93	200,000	-	-	-	200,000
May 4, 2017	$2.18	-	250,000	-	-	250,000
June 8, 2017	$2.25	-	75,000	-	-	75,000
September 11, 2017	$2.63	-	500,000	-	-	500,000
November 22, 2017	$2.53	-	100,000	-	-	100,000
Options outstanding and exercisable		5,475,000	1,245,000	(600,000)	(230,000)	5,890,000
Weighted average exercise price		$2.39	$2.38	$2.10	$3.11	$2.39

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

11.	Share Capital and Reserves (Continued)

(d)  Share purchase option compensation plan (continued)

The weighted average fair value of options granted during the years ended December 31, 2014, 2013, and 2012, calculated using the Black-Scholes model at grant date, are as follows:

Weighted average assumptions used
Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
150,000	October 10, 2014	$0.40	0.99%	2	51.09%	$Nil
150,000	July 14, 2014	$0.46	1.08%	2	52.55%	$Nil
150,000	July 2, 2014	$0.83	1.47%	5	66.05%	$Nil
65,000	May 6, 2014	$0.42	1.08%	2	52.61%	$Nil
375,000	January 2, 2014	$0.76	1.43%	5	68.01%	$Nil
250,000	June 18, 213	$1.01	1.62%	5	78.71%	$Nil
25,000	April 25, 2013	$0.51	1.19%	2	48.19%	$Nil
90,000	April 4, 2013	$1.17	1.62%	5	78.27%	$Nil
20,000	February 22, 2013	$0.57	0.99%	2	50.12%	$Nil
100,000	November 22, 2012	$1.58	1.37%	5	77.91%	$Nil
60,000	November 22, 2012	$0.72	1.17%	2	50.80%	$Nil
500,000	September 11, 2012	$1.76	1.22%	5	77.87%	$Nil
170,000	July 13, 2012	$0.80	1.07%	2	76.42%	$Nil
75,000	June 8, 2012	$1.63	1.20%	5	74.66%	$Nil
250,000	May 4, 2012	$2.03	1.20%	5	75.79%	$Nil
65,000	May 4, 2012	$1.05	1.00%	1.5	75.79%	$Nil
25,000	April 12, 2012	$0.74	1.00%	1	76.46%	$Nil

12.     Related Party Transactions and Balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President, Corporate Development (Effective September 22, 2014).  The aggregate compensation paid or payable to key management for services is as follows:

	December 31, 2014		December 31, 2013		December 31, 2012

Salaries, fees and benefits	$ 738,125	(i)	$ 690,700	(i)	$ 828,488	(i)
Share based compensation	469,500	(ii)	340,250	(iii)	1,468,500	(iv)
Director’s fees	48,000		48,000		39,000
	$ 1,255,625		$ 1,078,950		$ 2,335,988

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

12.       Related Party Transactions and Balances (Continued)

(a)	Compensation of key management personnel (continued)

(i)
During 2014, Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company of which the Chairman of the Company is a shareholder, was paid $240,000 (2013 - $240,000; 2012 – $315,000) for geological services provided to the Company and is recorded in general exploration expenses.

(ii)
Comprised of 675,000 options granted pursuant to the Company’s stock option plan during 2014, all of which vested on the grant date.  The value of 375,000 option-based awards is based on the fair value of the awards ($0.76) calculated using the Black-Scholes model at the January 2, 2014 grant date.  The value of 150,000 option-based awards is based on the fair value of the awards ($0.83) calculated using the Black-Scholes model at the July 2, 2014 grant date. The value of 150,000 option based awards is based on the fair value of the awards ($0.40) calculated using the Black-Scholes model at the October 10, 2014 grant date.

(iii)
Comprised of 325,000 options granted pursuant to the Company’s stock option plan during the year, all of which vested on the grant date.  The value of 75,000 option-based awards is based on the fair value of the awards ($1.17) calculated using the Black-Scholes model at the April 3, 2013 grant date.  The value of 250,000 option-based awards is based on the fair value of the awards ($1.01) calculated using the Black-Scholes model at the June 18, 2013 grant date.

(iv)
Comprised of 925,000 options granted pursuant to the Company’s stock option plan during the year, all of which vested on the grant date. The value of 250,000 option-based awards is based on the fair value of the awards ($1.32) calculated using the Black-Scholes model at the May 4, 2012 grant date.  The value of 75,000 option-based awards is based on the fair value of the awards ($1.34) calculated using the Black-Scholes model at the June 8, 2012 grant date.  The value of 500,000 option-based awards is based on the fair value of the awards ($1.76) calculated using the Black-Scholes model at the September 11, 2012 grant date.  The value of 100,000 option-based awards is based on the fair value of the awards ($1.58) calculated using the Black-Scholes model at the November 22, 2012 grant date.

(b)	Other related party transactions

i)  ATW Resources Ltd. (“ATW”)

Almaden owns a 50% interest in this company which holds title in trust for a mineral property.

ii)  Other

(a)	During the year ended December 31, 2014, the Company paid a company controlled by a Director of the Company $Nil (2013 - $1,500; 2012 - $Nil) for consulting services provided to the Company.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

12.          Related Party Transactions and Balances (Continued)

ii)  Other (continued)

(b)	During the year ended December 31, 2014, the Company paid a company controlled by a Director of the Company, $Nil (2013 - $700; 2012 - $488) for accounting services provided to the Company.

(c)
During the year ended December 31, 2014, no payments were paid to Hawk Mountain for marketing and general administration services provided by the spouse of the Chairman (2013 - $6,300; 2012 - $12,000).

(d)
During the year ended December 31, 2014, the Company employed the Chairman’s daughter for a salary of $34,050 less statutory deductions (2013 - $34,000; 2012 - $62,216) for marketing and administrative services provided to the Company.

13.        Income (Loss) on Exploration and Evaluation Assets

Income (loss) on exploration and evaluation assets is comprised of the following:

	Year ended December 31,
	2014	2013	2012
Sale of Yago, Mezquites, Llano Grande, San Pedo, BP and Black Jack Springs properties	$ -	$ (218,532)	$ -
Sale of Caballo Blanco	-	(469,045)	-
Other	55,111	(28,429)	47,500
	$ 55,111	$ (716,006)	$ 47,500

During the year ended December 31, 2014, recorded in Other is a reduction of the December 31, 2013 accrual reversing previous years’ exploration costs as a result of a Canada Revenue Agency review of Almaden’s 2010 and 2011 British Columbia Mining Exploration Tax Credit (“BCMETC”) from various grassroots mineral projects in British Columbia, Canada.

During year ended December 31, 2013, the Company paid $469,045 in the form of cash and shares as part of the consideration payable to obtain a reduction in a royalty with respect to the Caballo Blanco property.  The payment and shares are the result of a 2011 royalty agreement that was subsequently amended pursuant to an Amended Royalty Agreement.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

14.          Net Loss Per Share

Basic and diluted net loss per share

The calculation of basic net loss per share for the year ended December 31, 2014 was based on the loss attributable to common shareholders of $14,982,667; (2013 - $6,356,609; 2012 - $10,238,377) and a weighted average number of common shares outstanding of 66,331,061 (2013 – 62,054,987; 2012 –59,349,992).

The calculation of diluted net loss per share for the year ended December 31, 2014, 2013 and 2012 did not include the effect of stock options and warrants as they were anti-dilutive.

15.	Supplemental Cash Flow Information

Supplemental information regarding non-cash transactions is as follows:

Investing and financing activities	December 31, 2014	December 31, 2013	December 31, 2012

Fair value of share options transferred to share capital on exercise of options	$ 67,500	$ 136,650	$ 624,000
Shares received on sale of Dill property	-	5,000	17,500
Shares received on sale of Yago, Mezquites, Llano Grande, San Pedro BP and Black Jack Springs properties	-	220,000	-

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2014	December 31, 2013

Cash	$ 1,372,548	$ 1,694,723
Term Deposits	6,800,050	10,300,050
	$ 8,172,598	$ 11,994,773

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

16.         Income Taxes

(a)	The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net loss before income taxes due to the following:

	December 31, 2014	December 31, 2013
Loss before income taxes	$(13,143,185)	$(6,356,609)
Statutory rate	26.00%	25.75%

Expected income tax	(3,417,228)	(1,636,827)
Effect of different tax rates in foreign jurisdictions	(79,333)	(98,395)
Non-deductible stock based compensation	147,108	98,352
Other permanent items	251,520	731,637
Change in deferred tax assets not recognized	3,832,705	3,864,161
Impact of change in tax rates	-	(449,174)
Impact of change in expected manner of recovery	1,128,469	-
Impact of deferred tax rates applied vs. current statutory rates	-	(5,211)
Share issuance costs	(99,089)	(119,339)
True-ups and Other	75,330	(2,385,204)
	$1,839,482	$-

The applicable tax rate in Canada for the year ended December 31, 2014 was 26% which reflects the legislated provincial tax rate increase from 10% to 11% on April 1, 2013.

(b)
The Company’s deferred income tax expense and deferred income tax liability relates to the Mexican income tax and Special Mining Duty (“SMD”) associated with the Tuligtic project.  As a consequence of management’s plan and intention to complete a spin-out of certain Company assets and liabilities (Note 22 (b)), management has determined that the Company will most likely recover the carrying amount of the Tuligtic property through use rather than through sale.  Before the spin-out was planned, it was management’s expectation that the carrying amount of the Tuligtic property would be recovered through sale rather than through use.  Given this change in expected manner of recovery during the year, the Company has reflected the tax impacts in the 2014 financial statements as follows:

	December 31, 2014	December 31, 2013
Deferred tax assets
Non-capital losses	$3,807,495	$3,916,383
Property, plant and equipment	(4,630)	149,169
	3,802,865	4,065,552
Deferred tax liabilities
Exploration and evaluation assets	(5,630,725)	(4,053,930)
Contingent shares receivable	(11,622)	(11,622)
	(5,642,347)	(4,065,552)

Net deferred tax assets (liabilities)	$(1,839,482)	$-

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

16.         Income Taxes (Continued)

(c)	Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2014	December 31, 2013

Non-capital loss carryforwards	$21,802,140	$14,470,998
Exploration and evaluation assets	16,434,468	9,852,106
Share issue costs	584,139	554,002
Property, plant and equipment	409,474	251,308
Cumulative eligible capital deduction	271,352	130,693
Marketable securities	5,401,681	5,421,778
Donations	12,960	5,100
Investment tax credits	201,354	-
	$45,117,568	$30,685,985

At December 31, 2014, the Company had operating loss carry forwards available for tax purposes in Canada of $11,906,871 (2013 - $9,687,527) which expire between 2029 and 2034, in the United States of $102,352 (2013 - $94,936) which expire between 2031 and 2034 and in Mexico of $9,792,917 (2013 - $9,270,505) which expire between 2015 and 2024.

Taxable temporary differences in relation to investments in associates for which a deferred tax liability has not been recognized is $nil (2013 - $5.6 million).

17.          Commitments

The Company has entered into an operating lease for office premises through 2016.  On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.

As at December 31, 2014, the remaining payments for the executive contract and the operating lease are due as follows:

	2015	2016	2017	2018	2019	Total

Office lease	$81,000	$6,700	$-	$-	$-	$87,700
Executive contracts	505,000	505,000	505,000	505,000	-	2,020,000
	$586,000	$511,700	$505,000	$505,000	$-	$2,107,700

18.           Financial Instruments

The fair values of the Company’s cash and cash equivalent, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

18.              Financial Instruments (Continued)

(a)           Currency risk
The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

As at December 31, 2014, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$530,909	$174,262
Accounts receivable and prepaid expenses	67,179	7,797
Total assets	$598,088	$182,059

Trade and other payables	$59,608	$19,078
Total liabilities	$59,608	$19,078

Net assets	$538,480	$162,981

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $53,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $17,000.

(b)           Credit risk
The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates during the twelve months following the statement of financial position date.  The Company’s excise tax consists primarily of sales tax due from the federal government of Canada. The Company is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2014, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c)           Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

18.          Financial Instruments (Continued)

(d)           Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

A 1% change in the interest rate would change the Company’s net income by $68,000.

(e)           Commodity price risk
The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $22,000.

(f)            Classification of Financial instruments
IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

2014	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$853,123	$-	$-	$853,123

2013	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$1,058,661	$-	$-	$1,058,661

19.          Management of Capital

The Company considers its capital to consist of common shares, stock options and warrants.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

19.           Management of Capital (Continued)

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future.

20.           Segmented Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company has exploration and evaluation assets and property, plant and equipment in the following geographic locations:

		Year ended December 31,
	2014	2013

Canada	$1,086,763	$2,562,469
United States	4	848,945
Mexico	28,438,362	22,138,805
	$29,525,129	$25,550,219

The Company’s revenues were all earned in Canada from interest income on corporate cash reserves and investment income.

21.           General and Administrative Expenses

	Year ended December 31,
	2014	2013	2012

Professional fees	$772,670	$378,705	$483,250
Salaries and benefits	573,900	537,837	535,081
Travel and promotion	320,752	305,203	368,481
Depreciation	245,639	303,390	325,995
Office and license	157,275	200,252	183,256
Rent	176,960	169,498	158,334
Stock exchange fees	88,287	87,070	106,901
Insurance	81,429	100,783	103,536
Transfer agent fees	24,196	23,540	22,676
Directors fees	48,000	48,000	39,000
Bad debt expense	-	-	4,455
	$2,489,108	$2,154,278	$2,330,965

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2014 and 2013
Presented in Canadian dollars

22.         Subsequent Events

(a)	Private placement

On February 11, 2015, the Company closed a non-brokered private placement by the issuance of 4,420,000 units at a price of $1.25 per unit for gross proceeds to the company of $5,525,000.  Each unit consists of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until February 11, 2016.  A fee of $212,626 in cash and warrants to purchase up to 49,410 common shares at a price of $1.28 per common share until February 11, 2016 was paid on a portion of the placement.

(b)	Spin out

The Company announced that it will be deferring shareholder approval of the spin-out of its early stage exploration projects, royalty interests and certain other non-core assets, to the Company’s 2015 annual general meeting (the “AGM”).  The AGM is expected to be held in June 2015.

It is intended that, as part of the reorganization, Almaden's current shareholders will receive shares of Spinco by way of a share exchange, pursuant to which each existing share of Almaden is exchanged for one “new” share of Almaden and 0.6 of a share of Spinco.  This exchange is intended to be taxed in a manner similar to a return of capital on the shares of Almaden.  Warrant holders of Almaden will receive warrants of Spinco which are proportionate to, and reflective of the terms of, their existing warrants.  The reorganization will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia), and must be approved by the Supreme Court of British Columbia and by the affirmative vote of 66 2/3% of Almaden’s shareholders in attendance at a shareholders’ meeting.  The Company intends to apply for a listing of the shares of Spinco on the TSX Venture Exchange ("TSX-V").  Any such listing will be subject to Spinco fulfilling all of the requirements of the TSX-V.